UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  1  )*

FISHER COMMUNICATIONS, INC.
(Name of Issuer)

Common Stock, $1.25 par value
(Title of Class of Securities)

337756209
(CUSIP Number)

Daniel R. Tisch c/o TowerView LLC 500 Park Avenue New York, New York 10022 (212) 935-6655
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 337756209	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) TowerView LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER -0-
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IV

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $1.25 par value (the “Common Stock”), of Fisher Communications, Inc., a Washington corporation (the “Company”), whose principal executive offices are located at 100 Fourth Avenue North, Suite 500, Seattle, Washington 98109.

Item 2.	Identity and Background.

This statement is being filed by TowerView LLC (“TowerView”), a Delaware limited liability company whose principal office is located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.  TowerView’s principal business is investments.  TowerView is controlled by Daniel R. Tisch whose present principal occupation is General Member, TowerView LLC, 500 Park Avenue, New York, New York 10022.  During the last five years, neither TowerView nor Daniel R. Tisch has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4.	Purpose of Transaction.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof TowerView has sole power to vote and sole power to dispose of 0 shares of Common Stock.

During the 60 days preceding the filing of this statement, the only transaction by TowerView in the Common Stock of the Company were sales in the over-the-counter market of an aggregate of 903,725 shares on April 11, 2013 for an average price of $40.7076 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

TowerView has no contracts, arrangements or understandings with any other person with respect to the securities of the Company.

Item 7.	Material to Be Filed as Exhibits.

None.

Page 3 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April, 12, 2013
TowerView LLC

By /s/Daniel R. Tisch
Daniel R. Tisch
General Member

Page 4 of 4 Pages